EXHIBIT 11

                             BAYOU STEEL CORPORATION

                   CALCULATION OF PRIMARY EARNINGS PER SHARE*
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                            THIRD QUARTER ENDED          NINE MONTHS ENDED
                                  JUNE 30,                    JUNE 30,
                         -------------------------   --------------------------
                             1995          1994         1995           1994
                         -----------   -----------   -----------   ------------
Net earnings .........   $ 2,725,652   $ 2,316,124   $ 9,990,552   $ (3,612,041)

Weighted average
  number of shares
  outstanding ........    12,975,987    12,884,607    12,915,067     12,884,607

Earnings per share ...   $       .21   $       .18   $       .77   $       (.28)
                         ===========   ===========   ===========   ============

*Fully diluted earnings per share are identical to primary earnings per share.
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